UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., AND BLX BRAZIL, LTD., AS REQUIRED BY THE LAWS AND REGULATIONS TO WHICH WE ARE SUBJECT IN PANAMA, OUR COUNTRY OF INCORPORATION AND IN WHICH WE ARE REGULATED AS A FINANCIAL INSTITUTION. WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

April 3, 2013

BALANCE SHEET BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2012 - FEBRUARY 2013 (In Thousand Balboas) *

			2012	2013
	Absolute Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	-272,221.85	-38.69	703,614.10	794,987.92	431,392.25	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local Deposits in Banks	241.56	58.46	413.18	367.40	654.74	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	241.56	58.46	413.18	367.40	654.74	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	-272,461.65	-38.75	703,191.21	794,612.22	430,729.56	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-322,461.65	-47.90	673,191.21	724,612.22	350,729.56	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	50,000.00	166.67	30,000.00	70,000.00	80,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	-1.76	-18.18	9.71	8.29	7.95	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CREDIT PORTFOLIO	-195,330.17	-3.46	5,642,579.86	5,420,311.14	5,447,249.69	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-11,247.41	-4.01	280,433.92	282,516.30	269,186.51	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-184,080.15	-3.39	5,435,122.10	5,210,768.00	5,251,041.95	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	2.62	0.00	72,976.16	72,973.17	72,978.77	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-108.12	-7.10	1,522.71	1,611.61	1,414.60	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	110.73	0.15	71,453.44	71,361.56	71,564.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
INVESTMENT SECURITIES	70,364.42	21.21	331,697.43	364,332.35	402,061.85	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	10,709.70	19.71	54,333.30	55,098.22	65,043.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	59,654.72	21.51	277,364.13	309,234.13	337,018.85	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	39,825.15	46.72	85,241.34	88,490.68	125,066.49	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-11.38	-0.05	22,235.96	22,368.69	22,224.58	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	39,836.52	63.23	63,005.39	66,121.99	102,841.91	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL ASSETS	-357,362.46	-5.28	6,763,132.74	6,668,122.08	6,405,770.28	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
DEPOSITS	-79,040.85	-3.41	2,317,491.33	2,364,357.27	2,238,450.48	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	19,912.47	5.20	382,943.61	434,954.78	402,856.08	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	0.00	0.00	150,000.00	150,000.00	150,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	0.00	0.00	150,000.00	150,000.00	150,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	19,912.47	8.55	232,943.61	284,954.78	252,856.08	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-12.52	-23.40	53.51	54.91	40.99	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	19,924.99	8.56	232,890.10	284,899.87	252,815.09	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-98,953.31	-5.12	1,934,547.72	1,929,402.49	1,835,594.40	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	-10,824.36	-19.56	55,325.98	39,413.73	44,501.62	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	8.66	0.58	1,502.77	1,501.72	1,511.43	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	-10,833.01	-20.13	53,823.21	37,912.00	42,990.19	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	-88,128.96	-4.69	1,879,221.74	1,889,988.76	1,791,092.78	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-43,000.98	-32.94	130,550.43	166,501.08	87,549.45	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	-45,127.97	-2.58	1,748,671.30	1,723,487.68	1,703,543.33	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
BORROWINGS	-299,048.56	-8.51	3,512,937.07	3,365,678.14	3,213,888.52	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-299,048.56	-8.51	3,512,937.07	3,365,678.14	3,213,888.52	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER LIABILITIES	9,140.38	9.07	100,743.05	100,767.48	109,883.43	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-2,427.37	-36.88	6,580.98	6,314.37	4,153.61	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	11,567.75	12.28	94,162.07	94,453.11	105,729.82	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
STOCKHOLDERS´ EQUITY	11,586.57	1.39	831,961.29	837,319.19	843,547.86	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Capital	472.68	0.15	309,947.29	310,205.64	310,419.97	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Reserves	640.28	2,115.03	30.27	635.73	670.55	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Retained Earnings	104,264.37	32.46	321,162.26	425,426.62	425,426.62	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Net Income	-93,873.84	-89.68	104,678.37	5,357.32	10,804.53	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Gain or Loss in Securities available for sale	83.08	8.90	932.96	483.72	1,016.04	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	-357,362.46	-5.28	6,763,132.74	6,668,122.08	6,405,770.28	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., AND BLX BRAZIL, LTD., AS REQUIRED BY THE LAWS AND REGULATIONS TO WHICH WE ARE SUBJECT IN PANAMA, OUR COUNTRY OF INCORPORATION AND IN WHICH WE ARE REGULATED AS A FINANCIAL INSTITUTION. WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

April 3, 2013

STATEMENT OF INCOME BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2012 - FEBRUARY 2013 (In Thousand Balboas) *

	2012	2013
	December	January	February	March	April	May	June	July	August	September	October	November	December	Year to date
Interest Income	191,557.11	16,766.38	14,883.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	31,649.74
Loans	183,215.76	16,231.74	14,330.90	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30,562.64
Deposits	1,875.88	81.26	126.48	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	207.73
Investments	6,465.48	453.38	425.99	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	879.36
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	87,437.11	8,685.97	6,640.41	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	15,326.38
Interest	87,350.68	8,678.69	6,631.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	15,309.86
Commissions	86.43	7.28	9.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	16.52
Net Interest Income	104,120.00	8,080.41	8,242.95	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	16,323.36
Other Income	181,461.75	3,650.21	8,506.98	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	12,157.20
Commissions	10,090.68	604.05	661.02	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,265.08
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	171,371.07	3,046.16	7,845.96	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	10,892.12
Operating Income	285,581.76	11,730.63	16,749.93	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	28,480.56
Operating Expenses	193,292.10	6,373.30	11,302.72	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	17,676.03
Administrative expenses	32,898.79	1,913.38	1,930.37	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	3,843.75
General expenses	6,706.34	437.37	522.19	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	959.56
Depreciation	2,195.71	229.48	228.72	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	458.21
Other expenses	151,491.26	3,793.08	8,621.43	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	12,414.51
Net Income before provision for loan losses	92,289.66	5,357.32	5,447.21	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	10,804.53
Provision for loan losses	-12,388.71	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Net Income	104,678.37	5,357.32	5,447.21	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	10,804.53

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., AND BLX BRAZIL, LTD., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

3 de abril 2013

BALANCE DE SITUACION BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2012 A FEBRERO 2013 (En Miles de Balboas) *

			2012	2013
	Variación Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	-272,221.85	-38.69	703,614.10	794,987.92	431,392.25	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Locales en Bancos	241.56	58.46	413.18	367.40	654.74	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	241.56	58.46	413.18	367.40	654.74	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Extranjeros en Bancos	-272,461.65	-38.75	703,191.21	794,612.22	430,729.56	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-322,461.65	-47.90	673,191.21	724,612.22	350,729.56	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	50,000.00	166.67	30,000.00	70,000.00	80,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	-1.76	-18.18	9.71	8.29	7.95	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CARTERA CREDITICIA	-195,330.17	-3.46	5,642,579.86	5,420,311.14	5,447,249.69	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-11,247.41	-4.01	280,433.92	282,516.30	269,186.51	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-184,080.15	-3.39	5,435,122.10	5,210,768.00	5,251,041.95	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	2.62	0.00	72,976.16	72,973.17	72,978.77	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-108.12	-7.10	1,522.71	1,611.61	1,414.60	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	110.73	0.15	71,453.44	71,361.56	71,564.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
INVERSIONES EN VALORES	70,364.42	21.21	331,697.43	364,332.35	402,061.85	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	10,709.70	19.71	54,333.30	55,098.22	65,043.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	59,654.72	21.51	277,364.13	309,234.13	337,018.85	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	39,825.15	46.72	85,241.34	88,490.68	125,066.49	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-11.38	-0.05	22,235.96	22,368.69	22,224.58	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	39,836.52	63.23	63,005.39	66,121.99	102,841.91	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL DE ACTIVOS	-357,362.46	-5.28	6,763,132.74	6,668,122.08	6,405,770.28	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
DEPOSITOS	-79,040.85	-3.41	2,317,491.33	2,364,357.27	2,238,450.48	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	19,912.47	5.20	382,943.61	434,954.78	402,856.08	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	0.00	0.00	150,000.00	150,000.00	150,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	0.00	0.00	150,000.00	150,000.00	150,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	19,912.47	8.55	232,943.61	284,954.78	252,856.08	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-12.52	-23.40	53.51	54.91	40.99	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	19,924.99	8.56	232,890.10	284,899.87	252,815.09	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-98,953.31	-5.12	1,934,547.72	1,929,402.49	1,835,594.40	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	-10,824.36	-19.56	55,325.98	39,413.73	44,501.62	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	8.66	0.58	1,502.77	1,501.72	1,511.43	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	-10,833.01	-20.13	53,823.21	37,912.00	42,990.19	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	-88,128.96	-4.69	1,879,221.74	1,889,988.76	1,791,092.78	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-43,000.98	-32.94	130,550.43	166,501.08	87,549.45	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	-45,127.97	-2.58	1,748,671.30	1,723,487.68	1,703,543.33	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OBLIGACIONES	-299,048.56	-8.51	3,512,937.07	3,365,678.14	3,213,888.52	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-299,048.56	-8.51	3,512,937.07	3,365,678.14	3,213,888.52	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS PASIVOS	9,140.38	9.07	100,743.05	100,767.48	109,883.43	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-2,427.37	-36.88	6,580.98	6,314.37	4,153.61	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	11,567.75	12.28	94,162.07	94,453.11	105,729.82	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PATRIMONIO	11,586.57	1.39	831,961.29	837,319.19	843,547.86		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Capital	472.68	0.15	309,947.29	310,205.64	310,419.97	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otras Reservas	640.28	2115.03	30.27	635.73	670.55	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodos Anteriores	104,264.37	32.46	321,162.26	425,426.62	425,426.62	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodo	-93,873.84	-89.68	104,678.37	5,357.32	10,804.53	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ganancia o Perdida en Valores Disponible para la venta	83.08	8.90	932.96	483.72	1,016.04	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	-357,362.46	-5.28	6,763,132.74	6,668,122.08	6,405,770.28	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., AND BLX BRAZIL, LTD., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

3 de abril 2013

ESTADO DE RESULTADO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2012 A FEBRERO 2013 (En Miles de Balboas) *

	2012	2013
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	191,557.11	16,766.38	14,883.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	31,649.74
Préstamos	183,215.76	16,231.74	14,330.90	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30,562.64
Depósitos	1,875.88	81.26	126.48	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	207.73
Inversiones	6,465.48	453.38	425.99	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	879.36
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	87,437.11	8,685.97	6,640.41	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	15,326.38
Intereses Pagados	87,350.68	8,678.69	6,631.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	15,309.86
Comisiones	86.43	7.28	9.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	16.52
Ingreso Neto de Intereses	104,120.00	8,080.41	8,242.95	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	16,323.36
Otros Ingresos	181,461.75	3,650.21	8,506.98	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	12,157.20
Comisiones	10,090.68	604.05	661.02	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,265.08
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	171,371.07	3,046.16	7,845.96	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	10,892.12
Ingresos de Operaciones	285,581.76	11,730.63	16,749.93	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	28,480.56
Egresos Generales	193,292.10	6,373.30	11,302.72	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	17,676.03
Gastos Administrativos	32,898.79	1,913.38	1,930.37	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	3,843.75
Gastos Generales	6,706.34	437.37	522.19	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	959.56
Gastos de Depreciación	2,195.71	229.48	228.72	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	458.21
Otros Gastos	151,491.26	3,793.08	8,621.43	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	12,414.51
Utilidad antes de Provisiones	92,289.66	5,357.32	5,447.21	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	10,804.53
Provisiones por Cuentas Malas	-12,388.71	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad del Periodo	104,678.37	5,357.32	5,447.21	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	10,804.53

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

May 1, 2013
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

	Name:	Pedro Toll
	Title:	General Manager